SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

wcarlson@sidley.com (312)853-7734	FOUNDED 1866

June 14, 2007

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Room 4561

Washington, D.C. 20549

Re:	Response of Kimberly-Clark Corporation to the
Staff’s Comment Letter Dated May 31, 2007
File No. 1-225

Dear Mr. Kronforst:

On behalf of our client, Kimberly-Clark Corporation, we are submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated May 31, 2007,” in response to the comments contained in the letter dated May 31, 2007 from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company.

On behalf of the Company, we also acknowledge (as you requested in your letter of May 31, 2007) that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Mark Kronforst

Securities and Exchange Commission

June 14, 2007

If you have any questions concerning this letter or the Response, please contact the undersigned at (312) 853-7734.

Very truly yours,

/s/ Walter C. Carlson

WCC:dsd

Enclosure

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED MAY 31, 2007

This document responds to the Staff’s letter dated May 31, 2007 (the “Staff’s Comment Letter”) to Kimberly-Clark Corporation in which the Staff commented on Kimberly-Clark Corporation’s Form 10-K for the fiscal year ended December 31, 2006, filed February 22, 2007 (the “2006 Form 10-K”) and Form 10-Q for the quarter ended March 31, 2007, filed May 9, 2007 (the “2007 Q1 Form 10-Q”). References to “We”, “Us”, “Our”, “K-C” or the “Company” in this letter or the attachments hereto mean Kimberly-Clark Corporation.

For convenience, the Staff’s comments are retyped below.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Income Statement, page 37

Staff Comment No. 1:

Please explain to us how your presentation of essentially all of your operating expenses as marketing, research and general expenses complies with Item 5-03 of Regulation S-X.

Company’s Response:

We believe the presentation of our Consolidated Income Statement complies with the requirements of Rule 5-03 of Regulation S-X (“Rule 5-03”). The “Marketing, research and general expenses” caption on our Consolidated Income Statement is analogous to Item 4 in Rule 5-03 titled “Selling, general and administrative expenses”. Our caption “Cost of products sold” is inclusive of all costs of tangible goods sold as described in Item 2 of Rule 5-03. We do not have any “other operating costs and expenses” as described in Item 3 of Rule 5-03.

Our Consolidated Income Statement presentation is similar to that of other consumer packaged goods companies.

In note 18, Supplemental Data, to the financial statements contained in our 2006 Form 10-K, we separately disclose the amounts of advertising expense and research expense included in “Marketing, research and general expenses.”

Based on the above and our ongoing review of the expenses included in our Marketing, research and general expenses caption, we believe that we do not need to display additional captions on the face of our Consolidated Income Statement related to these expenses.

Consolidated Statement of Stockholders’ Equity, page 39

Staff Comment No. 2:

We note that your adjustment to initially apply SFAS 158 is presented as part of comprehensive income for the year ended December 31, 2006. Please tell us how this complies with paragraph A7 of the standard.

1

Company Response:

When we adopted SFAS 158, we relied on the definition of comprehensive income contained in paragraphs 8 and 9 of SFAS 130, i.e., comprehensive income is defined as “….the change in equity [net assets] of a business enterprise during the period from transactions and all other events and circumstances from nonowner sources.” Because the SFAS 158 transition adjustment arises from a nonowner source, it is by definition, a component of comprehensive income. We did not rely on paragraph A7 because it includes the statement that “The table (below) is not intended to illustrate the disclosure requirements of this Statement”. Only recently, have we been made aware that the FASB staff’s interpretation of paragraph A7 indicates the adjustment should not be included in comprehensive income.

We evaluated our presentation in accordance with Staff Accounting Bulletins No. 99, Materiality (SAB Topic 1.M.) and No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB Topic 1.N.) and concluded that this presentation does not quantitatively or qualitatively materially misstate our Consolidated Financial Statements given the transparency in our Consolidated Statement of Stockholders’ Equity of the components of Other Comprehensive Income and the SFAS 158 transition amount. We believe that our conclusion is supported by the guidance in paragraph 13 of SFAS 130 that states, in part, that “Information about the components of comprehensive income often may be more important than the total amount of comprehensive income.”

Earlier today, we filed a Form 8-K to furnish a recast of Item 8. Financial Statements and Supplementary Data from our 2006 Form 10-K. That recast of Item 8 relates to a change in our reportable segments as discussed in MD&A in our first quarter 2007 Form 10-Q. We recast the presentation of our reportable segments for all periods reported in our Annual Report on Form 10-K for the year ended December 31, 2006 to conform to the new reporting structure.

In the above mentioned Form 8-K, we also adjusted the 2006 Consolidated Statement of Stockholders’ Equity to exclude the SFAS 158 transition amount from comprehensive income to conform to the presentation outlined in paragraph A7. In addition, we modified Note 9, Stockholders’ Equity, so that the display of Accumulated Other Comprehensive Income clarifies the effect of the transition adjustment. We have included the applicable table from the original version of the Note (as it appeared on page 61) as Attachment A and the modified version of the table as Attachment B. We also intend to disclose the adjustment to our presentation of the 2006 Consolidated Statement of Stockholders’ Equity in a note in our interim financial statements for the period ending June 30, 2007.

2

Form 10-Q for the Period Ended March 31, 2007

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Accounting for Uncertainty in Income Taxes, pages 5-6

Staff Comment No. 3:

Tell us what consideration you have given to disclosing the total amounts of interest and penalties recognized in the statement of operations in the quarter ended March 31, 2007 pursuant to paragraph 21c of FIN 48.

Company Response:

In developing our disclosure with respect to paragraph 21c. of FIN 48, we relied on the guidance developed at the September 26, 2006 meeting between the AICPA SEC Regulations Committee and the SEC staff. We understand that the SEC staff indicated that it will not require the disclosures under paragraphs 20 and 21 of FIN 48 be included in interim financial statements after the date of adoption. However, interim financial statements should present those disclosures as of the date of adoption in the first interim period that includes the date of adoption. The date-of-adoption disclosures should be included in each set of interim financial statements during the year of adoption until the annual disclosures are required to be included in Form 10-K. The SEC staff also indicated that interim financial statements after the adoption should disclose any material changes. The table of such requirements, which is an extract from the minutes of the above meeting and is available on the AICPA’s web site, is included as Attachment C to our response.

Accordingly, the guidance for paragraph 21c. of FIN 48 required registrants to disclose the total amount of accrued interest and penalties as of the date of adoption. We did consider whether the amount of interest and penalties recognized in the statement of income for the quarter ended March 31, 2007 was sufficiently material to require disclosure. As the amount of interest and penalties recognized during the first quarter ended March 31, 2007 was de minimis, we concluded that our disclosures were appropriate and in accordance with the September 2006 guidance. We will continue to evaluate for future interim financial statements for 2007 whether such interest and penalties require disclosure.

Staff Comment No. 4:

We note your disclosures regarding the transfer pricing uncertainty and the various other uncertain tax positions related to federal taxes which are being discussed at the IRS Appeals level in the U.S. Tell us how you have met each of the disclosure requirements of paragraph 21d. of FIN 48 for each significant uncertain tax position.

Company Response:

The following table presents the disclosure requirements of paragraph 21d. and our disclosures contained in Note 2 to our first quarter 2007 Form 10-Q. Supplemental explanatory comments are presented to aid the staff in understanding our reasoning as to why we met the disclosure requirements of paragraph 21d.

3

FIN 48 – Para. 21d. Disclosure Requirements	Company’s Disclosure in the fifth paragraph of Note 2 and Supplemental Explanatory Comments

For positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date:	Sentence 1. “It is reasonably possible that a number of uncertainties could be resolved and result in the recognition of tax benefits within the next 12 months.”

(1) The nature of the uncertainty

Sentence 2.

“Transfer pricing is the most significant uncertainty, which may be resolved by entering into a revised advance pricing agreement between the U.S. and the U.K.” (Note: This position was deemed to be material.)

Sentence 3.

“Various other uncertain tax positions related to federal taxes are being discussed at the IRS Appeals level in the U.S.” (Note: None of these positions were deemed to be individually material.)

Sentence 4.

“Other less significant uncertain tax positions also may be settled of which none are individually significant.” (Note: These items were de minimis.)

(2) The nature of the event that could occur in the next 12 months that would cause the change

Sentence 2 discusses the event (i.e., entering into a revised advance pricing agreement) that could cause a change in the amount of unrecognized tax benefits related to the transfer pricing issues.

Sentence 3 discusses the event (i.e., resolution of the issues at the IRS Appeals level) that could cause a change in the amount of unrecognized tax benefits for these issues.

(3) An estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made

Sentence 5.

“Settlement of these matters is not expected to have a material effect on the Corporation’s financial condition, results of operations or liquidity.” (Note: We believe that by disclosing that settlement of these matters would not have a material effect on the Corporation’s financial condition, results of operations or liquidity that we met this disclosure requirement because our estimate of the top end of the range of reasonably possible change to the amount of unrecognized tax benefits for these issues was not material.)

Based upon the above, we believe that we have met the disclosure requirements for paragraph 21d of FIN 48 in our first quarter 2007 Form 10-Q.

4

Attachment A

Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) are as follows:

	Year Ended December 31
	2006			2005			2004
(Millions of dollars)	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Spin Off	Net Amount
Unrealized translation	$439.7	$—	$439.7	$(412.6)	$—	$(412.6)	$415.8	$—	$(60.1)	$355.7
Minimum pension liability	1,386.5	(498.3)	888.2	(97.7)	39.1	(58.6)	(75.6)	27.8	36.3	(11.5)
Unrecognized net actuarial loss and transition amount:
Pension benefits	(1,446.5)	508.4	(938.1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other postretirement benefits	(148.8)	56.0	(92.8)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Unrecognized prior service cost:
Pension benefits	(52.7)	19.1	(33.6)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other postretirement benefits	(25.2)	9.6	(15.6)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Deferred (losses) gains on cash flow hedges	(16.4)	5.7	(10.7)	40.7	(13.0)	27.7	(5.8)	1.8	(.6)	(4.6)
Unrealized holding gains (losses) on securities	.1	—	.1	.1	—	.1	(.2)	—	—	(.2)

Other comprehensive income (loss)	$136.7	$100.5	$237.2	$(469.5)	$26.1	$(443.4)	$334.2	$29.6	$(24.4)	$339.4

n/a – not applicable

Accumulated balances of other comprehensive income (loss), net of applicable income taxes are as follows:

	December 31
(Millions of dollars)	2006	2005
Unrealized translation	$(358.2)	$(797.9)
Minimum pension liability	n/a	(888.2)
Unrecognized net actuarial loss and transition amount	(1,030.9)	n/a
Unrecognized prior service cost	(49.2)	n/a
Deferred gains on cash flow hedges	6.1	16.8
Unrealized holding losses on securities	—	(.1)

Accumulated other comprehensive income (loss)	$(1,432.2)	$(1,669.4)

n/a – not applicable

Attachment B

Accumulated Other Comprehensive Income (Loss)

The changes in the components of accumulated other comprehensive income (loss) are as follows:

	Year Ended December 31
	2006			2005			2004
(Millions of dollars)	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Spin Off	Net Amount
Unrealized translation	$439.7	$—	$439.7	$(412.6)	$—	$(412.6)	$415.8	$—	$(60.1)	$355.7
Minimum pension liability	331.3	(128.0)	203.3	(97.7)	39.1	(58.6)	(75.6)	27.8	36.3	(11.5)
Deferred (losses) gains on cash flow hedges	(16.4)	5.7	(10.7)	40.7	(13.0)	27.7	(5.8)	1.8	(.6)	(4.6)
Unrealized holding gains (losses) on securities	.1	—	.1	.1	—	.1	(.2)	—	—	(.2)

Other comprehensive income (loss)	$754.7	$(122.3)	$632.4	$(469.5)	$26.1	$(443.4)	$334.2	$29.6	$(24.4)	$339.4

Adoption of SFAS 158:

Reversal of minimum pension liability	1,055.2	(370.3)	684.9	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Unrecognized net actuarial loss and transition amount:
Pension benefits	(1,446.5)	508.4	(938.1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other postretirement benefits	(148.8)	56.0	(92.8)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Unrecognized prior service cost:
Pension benefits	(52.7)	19.1	(33.6)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other postretirement benefits	(25.2)	9.6	(15.6)	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subtotal adoption of SFAS 158	(618.0)	222.8	(395.2)

Accumulated other comprehensive income (loss)	$136.7	$100.5	$237.2	$(469.5)	$26.1	$(443.4)	$334.2	$29.6	$(24.4)	$339.4

Accumulated balances of other comprehensive income (loss), net of applicable income taxes are as follows:

	December 31
(Millions of dollars)	2006	2005
Unrealized translation	$(358.2)	$(797.9)
Minimum pension liability	n/a	(888.2)
Unrecognized net actuarial loss and transition amount	(1,030.9)	n/a
Unrecognized prior service cost	(49.2)	n/a
Deferred gains on cash flow hedges	6.1	16.8
Unrealized holding losses on securities	—	(.1)

Accumulated other comprehensive income (loss)	$(1,432.2)	$(1,669.4)

n/a – not applicable

Attachment C

The following is a list of the disclosure requirements of FIN 48 for public companies to make in their Form 10-Q filings in the period of adoption and in the interim periods post adoption as recommended by the AICPA SEC Regulations Committee at its September 2006 meeting:

Interpretation 48 Disclosures	Disclosure as of date of adoption[1]	Disclosure as to interim periods post adoption[2]
20. An enterprise shall disclose its policy on classification of interest and penalties in accordance with paragraph 19 of this Interpretation in the footnotes to the financial statements.	Yes[4]	Disclose any change in classification[4]

21. An enterprise shall disclose the following at the end of each annual reporting period presented:

a. A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period, which shall include at a minimum:	Total amount of unrecognized tax benefits as of date of adoption	Tabular reconciliation not required for interim periods

(1) The gross amounts of the increases and decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	N/A	Disclose any material changes

(2) The gross amounts of increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period	N/A	Disclose any material changes[3]

(3) The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	N/A	Disclose any material changes[3]

(4) Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	N/A	Disclose any material changes[3]

b. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	Yes, amount of as of date of adoption	Disclose any material changes

c. The total amounts of interest and penalties recognized in the statement of operations and the total amounts of interest and penalties recognized in the statement of financial position. [4]	Total amount of accrued interest and penalties as of date of adoption	Disclose any material changes[4]

d. For positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date:	Yes, amount of as of date of adoption	Disclose any material changes[5]

(1) The nature of the uncertainty	Yes, as of date of adoption	Disclose any material changes

(2) The nature of the event that could occur in the next 12 months that would cause the change	Yes, as of date of adoption	Disclose any material changes

(3) An estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made	Yes, estimate of as of date of adoption	Disclose any material changes

e. A description of tax years that remain subject to examination by major tax jurisdictions	Yes, as of date of adoption	Disclose any material changes

[1] Disclose in all interim financial statements in the year of adoption.

[2] Regarding interim balances or activity during the current and year-to-date interim periods.

3 If material amounts are recognized during the quarter, disclosure in management’s discussion and analysis may be required.

[4] See SEC Staff Position below regarding supplemental disclosures for interest and penalties in pre-adoption periods.

5 If material amounts are updated during the quarter, disclosure in management’s discussion and analysis may be required, and critical accounting policies may need to be updated.

SEC Staff Position: The SEC staff agrees that this approach to disclosures is reasonable. In addition, registrants should consider the following disclosures regarding the classification of interest and penalties under paragraphs 20 and 21(c) of FIN 48.